Exhibit 3.2

RESTATED ARTICLES OF INCORPORATION

OF

APOLLO RESOURCES INTERNATIONAL, INC.

Pursuant to the provisions of Section 16-10a-107 of the Utah Revised Business Corporation Act, the undersigned corporation hereby adopts the following restated articles of incorporation with an effective date of September 8, 2005:

FIRST: The name of the corporation is Apollo Resources International, Inc.

SECOND: The following amendment to the articles of incorporation of the corporation was duly adopted by the board of directors and the shareholders of the corporation on August 1, 2005:

ARTICLE III

The corporation is authorized to issue only one class of shares, to be designated Common Stock. The total number of shares of Common Stock that the corporation is authorized to issue is Five Hundred Million (500,000,000). The Common Stock shall have $.001 par value per share. The Common Stock shall have unlimited voting rights as provided in the Utah Revised Business Corporation Act and shall be entitled to receive the net assets of the corporation upon dissolution.

THIRD: The number of issued and outstanding shares, all of which were entitled to vote on the foregoing amendment to the articles of incorporation, was seventy-four million seven hundred sixty-seven thousand one hundred thirty-eight (74,767,138), of which thirty-eight million two hundred forty-four thousand ninety (38,244,090) shares were indisputably represented.

FOURTH: The number of undisputed votes by holders of issued and outstanding shares of the corporation, cast in favor of the foregoing amendment to the articles of incorporation, was thirty-eight million two hundred forty-four thousand ninety (38,244,090). The number of votes by holders of issued and outstanding shares of the corporation, cast in favor of the foregoing amendment, was sufficient for approval.

FIFTH: The Articles of Incorporation and all amendments to them are superseded by the following Restated Articles of Incorporation:

ARTICLE I

The name of the corporation is Apollo Resources International, Inc.

ARTICLE II

The corporation is organized to engage in any lawful acts, activities and pursuits for which a corporation may be organized under the Utah Revised Business Corporation Act.

ARTICLE III

The corporation is authorized to issue only one class of shares, to be designated Common Stock. The total number of shares of Common Stock that the corporation is authorized to issue is Five Hundred Million (500,000,000). The Common Stock shall have $.001 par value per share. The Common Stock shall have unlimited voting rights as provided in the Utah Revised Business Corporation Act and shall be entitled to receive the net assets of the corporation upon dissolution.

ARTICLE IV

The street address of the registered agent of the corporation is 22 E. 100 S. #403, Salt Lake City, Utah 84111, and the name of the corporation’s registered agent at that office is John C. Thompson.

ARTICLE V

To the fullest extent permitted by the Utah Revised Business Corporation Act or any other applicable law as now in effect or as it may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any action taken or any failure to take any action, as a director. Neither any amendment nor appeal of this Article V, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article V, shall eliminate or reduce the effect of this Article V in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article V, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

IN WITNESS WHEREOF, the foregoing Restated Articles of Incorporation have been executed this                day of                   , 2005.

Apollo Resources International, Inc.

By:
Dennis McLaughlin, President